Via Facsimile and U.S. Mail
Mail Stop 6010

August 7, 2007

Mr. Breht T. Feigh
Executive Vice President, Chief Financial Officer and Treasurer
American Dental Partners, Inc.
201 Edgewater Drive, Suite 285
Wakefield, MA 01880

> **Re: American Dental Partners, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 9, 2007**
> **File No. 000-23363**

Dear Mr. Feigh:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joel N. Parker
Accounting Branch Chief